Progress Software
14 Oak Park Drive
Bedford, Massachusetts
01730 USA
Tel: 781 280 4000
www.progress.com

April 17, 2012

VIA EDGAR AND OVERNIGHT COURIER

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:  Edwin Kim

  Special Counsel

  Office of Mergers & Acquisitions

Re:	Progress Software Corporation

  Preliminary Proxy Statement

  Filed April 6, 2012

  File No. 033-41752

Ladies and Gentlemen:

This letter is submitted on behalf of Progress Software Corporation (the “Company”), in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) in your letter of April 13, 2012 to Craig Newfield, Senior Vice President, General Counsel and Secretary of the Company (the “Comment Letter”) regarding the Company’s Preliminary Proxy Statement on Schedule 14A filed April 6, 2012 (the “Proxy Statement”). The Company is concurrently filing Amendment No. 1 to the Proxy Statement, which includes changes that reflect responses to the Staff’s comments. For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment.

General

1.	Please revise your proxy statement to explain why your board believes that voting for the director nominees of the Starboard participants is not in your shareholders’ best interests.

Response 1:

In response to the SEC’s comment, the Proxy Statement has been revised to explain the reasons the Company’s board of directors believes that voting for the director nominees of the Starboard participants is not in the Company’s shareholders’ best interests. See page 8 of Amendment No. 1.

What is a quorum?, page 2

2.	Given that broker non-votes count as being present for purposes of determining the presence or absence of a quorum, please revise the last sentence in the last paragraph of this section.

Response 2:

In response to the SEC’s comment, the Proxy Statement has been revised to delete the last two sentence of the last paragraph of the section entitled “[w]hat is a quorum?”. As a result, the Proxy Statement, as revised, now states clearly that broker non-votes count as being present for purposes of determining the presence or absence of a quorum. See page 2 of Amendment No. 1.

Background to the Solicitation, page 5

3.	Please revise this section to provide more detailed descriptions of the substance of your communications with the Starboard participants and their representatives.

Response 3:

In response to the SEC’s comment, the “Background to the Solicitation” section of the Proxy Statement has been revised to provide more detailed descriptions of the substance of the Company’s communications with Starboard participants and their representatives. See pages 5-7 of Amendment No. 1.

Proposal 1: Election of Directors, page 7

4.	Please revise the standard for discretionary voting appearing in the third paragraph of this section so that it is consistent with Rule 14a-4(c)(5).

Response 4:

In response to the SEC’s comment, the Proxy Statement has been revised so that the standard for discretionary voting appearing in the third paragraph of Proposal 1: Election of Directors is consistent with Rule 14a-4(c)(5). See page 8 of Amendment No. 1.

Proxy Card

5.	Please revise the form of proxy card to clearly mark it is a preliminary copy. Please refer to Rule 14a-6(e)(1).

Response 5:

In response to the SEC’s comment, the form of proxy card has been revised to clearly indicate that it is a preliminary copy. The Company has similarly revised page 1 of the

Proxy Statement itself to indicate that it is a preliminary copy in accordance with the SEC’s comment communicated by Edwin Kim to the Company’s external counsel, Goodwin Procter LLP on April 13, 2012 subsequent to the transmission of the Comment Letter.

6.	Please set in bold-face type the statement in the first paragraph regarding by whom the proxy is being solicited. See Rule 14a-4(a)(1).

Response 6:

In response to the SEC’s comment, the first paragraph of the form of proxy card has been revised to set in bold-face type the statement that the proxy is being solicited by the Company’s Board of Directors.

*        *        *

As requested in the Comment Letter, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you should have any questions concerning the enclosed matters, please contact the undersigned at (781) 280-4473.

Very truly yours,

/s/ Stephen H. Faberman
Stephen H. Faberman
Vice President, Deputy General Counsel
Progress Software Corporation